UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EBR Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1.	Names of Reporting Persons Split Rock Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,722,380
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,722,380
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,722,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. N/A
1.	Names of Reporting Persons Split Rock Partners Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,722,380
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,722,380
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,722,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N/A
1.	Names of Reporting Persons SPVC VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,653,279
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,653,279
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,653,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N/A
1.	Names of Reporting Persons SPVC Management VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,653,279
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,653,279
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,653,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N/A
1.	Names of Reporting Persons Michael Gorman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,375,659
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,375,659
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,375,659
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A
1.	Names of Reporting Persons James Simons
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,375,659
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,375,659
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,375,659
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A
1.	Names of Reporting Persons David Stassen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 29,375,659
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,375,659
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,375,659
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer EBR Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 480 Oakmead Parkway Sunnyvale, CA 94085

Item 2.
(a)

Name of Person Filing

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Split Rock Partners, LP (“Split Rock LP”)

Split Rock Partners Management, LLC (“Split Rock GP”)

SPVC VI, LLC (“SPVC VI”)

SPVC Management VI, LLC (“SPVC VI Manager”)

Michael Gorman (“Gorman”)

James Simons (“Simons”)

David Stassen (“Stassen”)

The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence 16526 West 78th Street, Suite 504 Eden Prairie, MN 55346
	(c)	Citizenship Split Rock LP - Delaware Split Rock GP - Delaware SPVC VI - Delaware SPVC VI Manager - Delaware Michael Gorman - United States James Simons - United States David Stassen - United States
	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)
	(e)	CUSIP Number N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a)

Amount beneficially owned:

The information required by this item with respect to each Reporting Person is set forth in Row 9 of the Reporting Person Information pages to this Schedule 13G.

The Reporting Persons’ ownership of the Issuer’s securities consists of (i) 19,732,458 shares of Common Stock underlying the same number of CHESS Depositary Interests (“CDIs”) and 1,989,922 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by Split Rock LP and (ii) 6,996,473 shares of Common Stock underlying the same number of CDIs and 656,806 shares of Common Stock issuable upon the exercise of immediately exercisable warrants directly held by SPVC VI.

Split Rock GP is the general partner of Split Rock LP and shares the power to direct the voting and disposition of the securities held by Split Rock LP. SPVC VI Manager is the manager of SPVC VI and shares the power to direct the voting and disposition of the securities held by SPVC VI. Messrs. Gorman, Simons and Stassen are the managing partners of each of Split Rock GP and SPVC VI Manager and share the power to direct the voting and disposition of the securities reported herein.

(b)

Percent of class:

The information required by this item with respect to each Reporting Person is set forth in Row 11 of the Reporting Person Information pages to this Schedule 13G. The ownership percentages reported are based upon 370,776,200 shares of Common Stock outstanding as of November 12, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024, adjusted for shares issuable upon exercise of warrants, as applicable.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

Split Rock Partners, LP

By:	Split Rock Partners Management, LLC
its	General Partner

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

Split Rock Partners Management, LLC

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

SPVC VI, LLC

By:	SPVC Management VI, LLC
its	Manager

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

SPVC Management VI, LLC

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

/s/ Michael Gorman
Michael Gorman

/s/ James Simons
James Simons

/s/ David Stassen
David Stassen

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A         Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of EBR Systems, Inc. is filed on behalf of each of us.

Dated: November 26, 2024

Split Rock Partners, LP

By:	Split Rock Partners Management, LLC
its	General Partner

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

Split Rock Partners Management, LLC

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

SPVC VI, LLC

By:	SPVC Management VI, LLC
its	Manager

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

SPVC Management VI, LLC

By:	/s/ Michael Gorman
Name: Michael Gorman
Title: Managing Partner

/s/ Michael Gorman
Michael Gorman

/s/ James Simons
James Simons

/s/ David Stassen
David Stassen